FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK

FIRST QUARTER 2003 RESULTS - HIGHLIGHTS

Highlights

* Net profit of SAR276 million (US$74 million) for the quarter ended 31 March 2003 - up SAR41 million (US$11 million) or 17.4 per cent over the same period in 2002.

* Customer deposits of SAR34.2 billion (US$9.1 billion) at 31 March 2003 - up SAR2.1 billion (US$0.5 billion) or 6.5 per cent over 31 March 2002.

* Loans and advances to customers of SAR22.4 billion (US$6.0 billion) at 31 March 2003 - up SAR5.1 billion (US$1.4 billion) or 29.5 per cent over 31 March 2002.

* Total assets of SAR47.1 billion (US$12.6 billion) at 31 March 2003 - up SAR4.0 billion (US$1.1 billion) or 9.3 per cent over 31 March 2002.

* Earnings per share of SAR6.89 (US$1.84) for the quarter ended 31 March 2003 - up from SAR5.87 (US$1.57) over the same period in 2002.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR276 million (US$74 million) for the quarter ended 31 March 2003. This represents an increase of 17.4 per cent over the SAR235 million (US$63 million) earned in the same period in 2002. Earnings per share increased to SAR6.89 (US$1.84) compared to SAR5.87 (US$1.57) for the first quarter of 2002.

Customer deposits increased to SAR34.2 billion (US$9.1 billion) at 31 March 2003 from SAR32.1 billion (US$8.6 billion) at 31 March 2002.

Loans and advances to customers were higher at SAR22.4 billion (US$6.0 billion) at 31 March 2003 from SAR17.3 billion (US$4.6 billion) at 31 March 2002.

Investments decreased to SAR20.4 billion (US$5.4 billion) at 31 March 2003 from SAR22.0 billion (US$5.9 billion) at 31 March 2002, as the proceeds from maturing investments were used to meet the strong growth in loans and advances.

David Hodgkinson, managing director, said: "The Saudi British Bank has made a strong start to 2003. Growth in operating revenues has been maintained despite interest rates being at historic lows and the current regional difficulties. At a time of great uncertainty in world markets, our bank is in a strong position to face these unique challenges. Our capital and liquidity ratios remain sound.

"The highlight of the first quarter was undoubtedly the successful completion of the IPO for the Saudi Telecommunications Company for which the bank was the appointed flotation manager. The issue raised SAR36.5 billion and was 3.5 times oversubscribed. Over 32 per cent of the applications by value were made through SABB.

"We continue to see an increase in take up of banking services from both personal and corporate customers, as the range and features of products are expanded.

"In line with the Kingdom's saudisation objective, the bank is proud to have been awarded the Prince Naif Saudisation Award in recognition of our efforts towards this strategic goal.

"Finally I would like to thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 14, 2003